UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

Patricia Kemp

c/o: Oak Management Corporation

901 Main Avenue, Suite 600

Norwalk, Connecticut 06851

Copies to:

Mark A. Danzi, Esq.

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard, 37th Floor

Tampa, Florida 33602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   [ ]

CUSIP No.: 098003106

1.

Name of reporting person:

Patricia Kemp

2.

Check the appropriate box if a member of group

(a)

[  ]

(b)

[  ]

3.

SEC use only

4.

Source of Funds

OO

5.

Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6.

Citizenship or Place of Organization:

United States Citizen

Number of shares beneficially owned by each reporting person with:

7.

Sole voting power:  34,7711

8.

Shared voting power:

9.

Sole dispositive power:  34,7711

Shared dispositive power:

10.

Aggregate amount beneficially owned by each reporting person:

34,7711

_________________

1     Of the 34,771 shares of common stock, par value $0.0001 per share (the “Common Stock”) reported in this Schedule 13D (a) 15,394 represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $30.00 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on July 14, 2011 (the “July 2011 Option”), (b) 3,583  represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $28.00 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on May 30, 2012 (the “May 2012 Option”) and (c) 15,794  represent shares the Reporting Person has the right to acquire within 60 days upon the exercise of a stock option for an exercise price of $8.35 per share, which was granted to the Reporting Person by Bonds.com Group, Inc. on June 20, 2013 (the “June 2013” Option”).  The July 2011 Option is exercisable for up to an aggregate of 15,394  shares of Common Stock, all of which were vested immediately upon the date of grant.  The July 2011 Option expires on July 14, 2018.  The May 2012 Option is exercisable for up to an aggregate of 3,583 shares of Common Stock, all of which were vested immediately upon the date of grant.  The May 2012 Option expires on May 30, 2019.  The June 2013 Option is exercisable for up to an aggregate of 15,794 shares of Common Stock, all of which were vested immediately upon the date of grant.  The June 2013 Option expires on June 20, 2020.  On April 25, 2013, Bonds.com Group, Inc. implemented a 1-for-400 reverse split of the Common Stock ("Reverse Stock Split"). All historic share and per share information in this Schedule 13D/A have been retroactively adjusted to reflect the Reverse Stock Split.

{01592409; 3; 5004-222 }

CUSIP No.: 098003106

11.

Check if the aggregate amount in row (11) excludes certain shares  [  ]

12.

Percent of class represented by amount in row (11):

12.50%

13.

Type of reporting person:

IN

CUSIP No.: 098003106

Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D of Patricia Kemp filed with the Securities and Exchange Commission on July 25, 2011, as amended by the Amendment No. 1 to Statement on Schedule 13D filed with the Securities and Exchange Commission on June 7, 2012 (as amended, the “Statement”).  Except as specifically amended by this Amendment No. 2, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Statement are amended as follows:

Item 1.

Security and Issuer.

Item 1 is hereby deleted and replaced in its entirety with the following:

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 1500 Broadway, 31st Floor, New York, New York 10036.

Item 2.

Identity and Background

Item 2(c) is hereby deleted and replaced in its entirety with the following:

The Reporting Person is a Venture Partner at Oak Investment Partners (“Oak Investment Partners”).  Oak Investment Partners’ principal business is to assist growth-oriented businesses.  Oak Investment Partners’ address is c/o: Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, Connecticut 06851.  Additionally, the Reporting Person is a member of the Issuer’s Board of Directors.  The Issuer’s principal business is financial services and its address is 1500 Broadway, 31st Floor, New York, New York 10036.

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

On June 20, 2013, the Issuer granted to the Reporting Person a stock option exercisable for up to an aggregate of 15,794  shares of Common Stock at an exercise price per share of $8.35, which was fully vested immediately upon the date (the “June 2013 Option”).  The June 2013 Option expires on June 20, 2020.

Item 4.

Purpose of Transaction.

The first sentence of the third paragraph of Item 4 is hereby amended and restated as follows:  Additionally, as noted in Item 2(c) above, the Reporting Person is a Venture Partner at Oak Investment Partners.

Item 4 is hereby also amended by adding the following thereto: The Issuer granted the Reporting Person the June 2013 Option as compensation for the Reporting Person’s service on the Issuer’s Board of Directors.

CUSIP No.: 098003106

Item 5.

Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, 34,771 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent approximately 12.50% of the issued and outstanding shares of Common Stock, based on 243,438 shares of Common Stock outstanding as of June 14, 2013 as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 21, 2013 plus the 34,771 shares of Common Stock underlying the options granted to the Reporting Person.  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of a stock option.  On April 25, 2013, the Issuer implemented a 1-for-400 reverse split of the Common Stock ("Reverse Stock Split").  All historic share and per share information in this Amendment No. 2 have been retroactively adjusted to reflect the Reverse Stock Split.

Item 6.

Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information contained in Item 4 above is incorporated herein by reference.

The Reporting Person was designated as a director of the Issuer by Oak Investment Partners XII, Limited Partnership pursuant to rights granted to Oak Investment Partners XII, Limited Partnership under an Amended and Restated Series E Stockholders Agreement among the Issuer, Oak Investment Partners XII, Limited Partnership and certain other stockholders of the Issuer dated February 28, 2013 (the “Amended and Restated Series E Stockholders Agreement”).  The Amended and Restated Series E Stockholders Agreement supersedes and replaces in its entirety the Stockholders Agreement among the Issuer, Oak Investment Partners and certain other stockholders of the Issuer dated February 2, 2011, as amended by Amendment No. 1 to Series E Stockholders’ Agreement dated May 16, 2012.

Item 7.

Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding reference to the following additional exhibit:

Exhibit 3

Amended and Restated Series E Stockholders Agreement, dated February 28, 2013, by and among Oak Investment Partners XII, Limited Partnership and the Issuer, Daher Bonds Investment Company, Mida Holdings, GFINet, Inc., Trimarc Capital Fund, L.P., UBS Americas, Inc., Bonds MX, LLC and Robert Jones incorporated by reference to the Current Report of Form 8-K filed on March 6, 2013 by the Issuer as original Exhibit Number 10.3 (SEC File No. 000-51076)

CUSIP No.: 098003106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2013

/s/ Patricia Kemp

Patricia Kemp